Exhibit 99.1

Burning Rock Reports Second Quarter 2023 Financial Results

GUANGZHOU, China, August 31, 2023—Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended June 30, 2023.

Recent Business Updates

•	Therapy Selection and Minimal Residual Disease (MRD)

•

Presented study results on extensive-stage small-cell lung cancer and ovarian cancer at the ASCO in June 2023. “A Multicenter Phase I/II trial of Induction Chemotherapy Followed by Camrelizumab, Apatinib plus Chemotherapy as First-line Treatment for Extensive-stage Small-cell Lung Cancer” and “DNA methylation patterns between tissue and blood samples in ovarian cancers”.

•

Precision oncology diagnostics product supports advancement in late-stage breast cancer treatment, with results published in the New England Journal of Medicine in June 2023. The study, CAPItello-291, sponsored by our pharma client AstraZeneca, is a phase 3 trial that assessed the efficacy and safety of Capivasertib–fulvestrant therapy in advanced breast cancer patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-) cancer whose disease had progressed during or after aromatase inhibitor therapy. The study demonstrated that Capivasertib–fulvestrant combination therapy resulted in significantly longer progression-free survival than treatment with fulvestrant alone.

•

Results of the study “Pharmaco-proteogenomic characterization of liver cancer organoids for precision oncology” were published at the Science Translational Medicine in August 2023. Through integrative analyses of LICOB pharmaco-proteogenomics data, we identified the molecular features associated with drug responses and predicted potential drug combinations for personalized patient treatment. The synergistic inhibition effect of mTOR inhibitor temsirolimus and the multitargeted tyrosine kinase inhibitor lenvatinib was validated in organoids and patient-derived xenografts models.

•	Pharma Services

•	New companion diagnostics (CDx) development for breast and prostatic cancer announced with AstraZeneca in China.

•	Total value of new contracts for the provision of pharma services entered into during the second quarter of 2023 amounted to RMB88 million, representing a 60% year-over-year increase.

Second Quarter 2023 Financial Results

Revenues were RMB146.3 million (US$20.2 million) for the three months ended June 30, 2023, representing a 11.8% increase from RMB130.8 million for the same period in 2022.

•

Revenue generated from central laboratory business was RMB66.2 million (US$9.1 million) for the three months ended June 30, 2023, representing a 15.7% decrease from RMB78.6 million for the same period in 2022, primarily due to a drop in the number of tests, as the Company continued to focus on its in-hospital business.

•

Revenue generated from in-hospital business was RMB53.8 million (US$7.4 million) for the three months ended June 30, 2023, representing a 57.5% increase from RMB34.2 million for the same period in 2022, driven by an increase in sales volume.

•

Revenue generated from pharma research and development services was RMB26.2 million (US$3.6 million) for the three months ended June 30, 2023, representing a 44.9% increase from RMB18.1 million for the same period in 2022, primarily attributable to a further increased testing volume performed and higher average contract value from existing and new customers.

Cost of revenues was RMB45.8 million (US$6.3 million) for the three months ended June 30, 2023, representing a 5.0% decrease from RMB48.2 million for the same period in 2022, primarily due to a decrease in cost of central laboratory business, which was in line with the decrease in revenue generated from this business.

Gross profit was RMB100.4 million (US$13.8 million) for the three months ended June 30, 2023, representing a 21.6% increase from RMB82.6 million for the same period in 2022. Gross margin was 68.7% for the three months ended June 30, 2023, compared to 63.1% for the same period in 2022. By channel, gross margin of central laboratory business was 78.3% for the three months ended June 30, 2023, compared to 73.3% during the same period in 2022, and such increase was primarily due to a decrease in inventory write down and royalty fee; gross margin of in-hospital business was 62.0% for the three months ended June 30, 2023, compared to 58.6% during the same period in 2022, and such increase was primarily due to an increase in sales volume to high margin hospitals; gross margin of pharma research and development services was 58.0% for the three months ended June 30, 2023, compared to 27.8% during the same period of 2022, and such increase was primarily due to an increase in test volume of higher margin projects.

Non-GAAP gross profit, which excludes depreciation and amortization expenses, was RMB109.4 million (US$15.1 million) for the three months ended June 30, 2023, representing a 20.3% increase from RMB90.9 million for the same period in 2022. Non-GAAP gross margin was 74.8% for the three months ended June 30, 2023, compared to 69.5% for the same period in 2022.

Operating expenses were RMB236.1 million (US$32.6 million) for the three months ended June 30, 2023, representing a 32.2% decrease from RMB348.1 million for the same period in 2022. The decrease was primarily driven by budget control measures and headcount reduction aimed at improving the Company’s operating efficiency.

•

Research and development expenses were RMB95.8 million (US$13.2 million) for the three months ended June 30, 2023, representing a 4.0% increase from RMB92.1 million for the same period in 2022, primarily due to (i) an increase in research and development project cost due to the temporary disruption of R&D activities during Covid lock-down in 2022, and partially offset by (ii) a decrease in research and development personnel’s staff cost.

•

Selling and marketing expenses were RMB70.8 million (US$9.8 million) for the three months ended June 30, 2023, representing a 32.9% decrease from RMB105.6 million for the same period in 2022, primarily due to (i) a decrease in staff cost resulted from the reorganization of our sales department and improved operating efficiency, and (ii) a decrease in marketing and conference fee.

•

General and administrative expenses were RMB69.5 million (US$9.6 million) for the three months ended June 30, 2023, representing a 53.7% decrease from RMB150.3 million for the same period in 2022, primarily due to (i) a decrease in amortized expense on share-based compensation; (ii) a decrease in general and administrative personnel’s staff cost, and (iii) a decrease in allowance for doubtful accounts resulting from accelerated settlement with customers with longer accounts receivable.

Net loss was RMB131.2 million (US$18.1 million) for the three months ended June 30, 2023, compared to RMB262.1 million for the same period in 2022.

Cash, cash equivalents, restricted cash and short-term investments were RMB733.3 million (US$101.1 million) as of June 30, 2023.

Conference Call Information

Burning Rock will host a conference call to discuss the second quarter 2023 financial results at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Hong Kong time) on August 31, 2023.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers and unique registrant ID which would be provided upon registering.

PRE-REGISTER LINK: https://register.vevent.com/register/BI6587397828874b24931eb99fd4fb1c15.

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.brbiotech.com or through link https://edge.media-server.com/mmc/p/t4sgbsfb.

A replay of the webcast will be available for 12 months via the same link above.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR and LSE: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit and non-GAAP gross margin, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as gross profit excluding depreciation and amortization. The company defines non-GAAP gross margin as gross margin excluding depreciation and amortization.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The company believe non-GAAP gross profit and non-GAAP gross margin excluding non-cash impact of depreciation and amortization reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
Central Laboratory Channel:
Number of patients tested	8,060	7,989	6,419	6,139	6,585
Number of ordering physicians(1)	767	897	797	792	725
Number of ordering hospitals(2)	264	257	238	241	225

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023
In-hospital Channel:
Pipeline partner hospitals(1)	25	22	28	29	30
Contracted partner hospitals(2)	43	47	49	49	50
Total number of partner hospitals	68	69	77	78	80

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023

	(RMB in thousands)
Central laboratory channel	78,597	89,992	71,970	61,804	66,239
In-hospital channel	34,177	49,636	42,526	51,561	53,835
Pharma research and development channel	18,072	15,003	27,741	29,151	26,194
Total revenues	130,846	154,631	142,237	142,516	146,268

	For the three months ended
Gross profit	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023

	(RMB in thousands)
Central laboratory channel	57,575	69,991	54,507	48,090	51,876
In-hospital channel	20,012	31,593	26,999	34,409	33,353
Pharma research and development channel	5,015	7,010	19,757	16,273	15,193
Total gross profit	82,602	108,594	101,263	98,772	100,422

	For the three months ended
Share-based compensation expenses	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023

	(RMB in thousands)
Cost of revenues	441	481	496	353	627
Research and development expenses	11,923	13,978	14,673	13,612	15,301
Selling and marketing expenses	2,158	2,346	2,247	1,606	3,389
General and administrative expenses	62,615	61,041	74,232	62,595	18,502
Total share-based compensation expenses	77,137	77,846	91,648	78,166	37,819

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	RMB	RMB	US$
Revenues	130,846	154,631	142,237	142,516	146,268	20,172
Cost of revenues	(48,244)	(46,037)	(40,974)	(43,744)	(45,846)	(6,323)

Gross profit	82,602	108,594	101,263	98,772	100,422	13,849
Operating expenses:
Research and development expenses	(92,112)	(109,433)	(100,827)	(94,417)	(95,779)	(13,209)
Selling and marketing expenses	(105,634)	(90,275)	(85,174)	(64,774)	(70,842)	(9,770)
General and administrative expenses	(150,316)	(143,530)	(132,705)	(128,039)	(69,525)	(9,588)

Total operating expenses	(348,062)	(343,238)	(318,706)	(287,230)	(236,146)	(32,567)

Loss from operations	(265,460)	(234,644)	(217,443)	(188,458)	(135,724)	(18,718)
Interest income	2,685	2,001	2,838	3,144	5,255	725
Interest expenses	(29)	12	—	—	—	—
Other income (expense), net	127	(189)	(84)	599	(118)	(16)
Foreign exchange (loss) gain, net	624	1,337	365	(116)	(210)	(29)

Loss before income tax	(262,053)	(231,483)	(214,324)	(184,831)	(130,797)	(18,038)
Income tax expenses	(84)	—	(1,901)	(422)	(445)	(61)

Net loss	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(18,099)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(18,099)
Net loss attributable to ordinary shareholders	(262,137)	(231,483)	(216,225)	(185,253)	(131,242)	(18,099)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(2.50)	(2.23)	(2.11)	(1.81)	(1.28)	(0.18)
Class B ordinary shares - basic and diluted	(2.50)	(2.23)	(2.11)	(1.81)	(1.28)	(0.18)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	87,532,539	86,585,322	85,051,882	85,065,585	85,151,052	85,151,052
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	29,715	20,646	(5,950)	(5,659)	14,829	2,045
Total comprehensive loss	(232,422)	(210,837)	(222,175)	(190,912)	(116,413)	(16,054)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(232,422)	(210,837)	(222,175)	(190,912)	(116,413)	(16,054)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023

	RMB	RMB	US$
Revenues	266,370	288,784	39,825
Cost of revenues	(96,188)	(89,590)	(12,355)

Gross profit	170,182	199,194	27,470
Operating expenses:
Research and development expenses	(211,608)	(190,196)	(26,229)
Selling and marketing expenses	(194,845)	(135,616)	(18,702)
General and administrative expenses	(292,049)	(197,564)	(27,245)

Total operating expenses	(698,502)	(523,376)	(72,176)

Loss from operations	(528,320)	(324,182)	(44,706)
Interest income	4,517	8,399	1,158
Interest expenses	90	—	—
Other income, net	425	481	67
Foreign exchange loss, net	(153)	(326)	(45)

Loss before income tax	(523,441)	(315,628)	(43,526)
Income tax expenses	(84)	(867)	(120)

Net loss	(523,525)	(316,495)	(43,646)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(523,525)	(316,495)	(43,646)
Net loss attributable to ordinary shareholders	(523,525)	(316,495)	(43,646)
Loss per share for class A and class B ordinary shares:
Class A ordinary shares - basic and diluted	(5.00)	(3.09)	(0.43)
Class B ordinary shares - basic and diluted	(5.00)	(3.09)	(0.43)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	87,357,120	85,108,555	85,108,555
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	26,650	9,170	1,265
Total comprehensive loss	(496,875)	(307,325)	(42,381)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(496,875)	(307,325)	(42,381)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023

	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	905,451	732,568	101,026
Restricted cash	19,817	710	98
Accounts receivable, net	109,954	143,322	19,765
Contract assets, net	41,757	58,813	8,111
Inventories, net	130,321	101,625	14,015
Prepayments and other current assets, net	51,462	52,998	7,309

Total current assets	1,258,762	1,090,036	150,324

Non-current assets:
Equity method investment	690	505	70
Convertible note receivable	5,105	5,105	704
Property and equipment, net	251,829	191,017	26,342
Operating right-of-use assets	48,205	31,037	4,280
Intangible assets, net	1,986	1,204	166
Other non-current assets	20,890	11,852	1,634

Total non-current assets	328,705	240,720	33,196

TOTAL ASSETS	1,587,467	1,330,756	183,520

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2022	June 30, 2023	June 30, 2023

	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	50,947	24,568	3,388
Deferred revenue	147,633	147,313	20,315
Accrued liabilities and other current liabilities	173,832	156,526	21,586
Customer deposits	1,803	1,197	165
Current portion of operating lease liabilities	37,236	23,400	3,227

Total current liabilities	411,451	353,004	48,681

Non-current liabilities:
Non-current portion of operating lease liabilities	13,551	7,128	983
Other non-current liabilities	4,124	3,016	416

Total non-current liabilities	17,675	10,144	1,399

TOTAL LIABILITIES	429,126	363,148	50,080

Shareholders’ equity:
Class A ordinary shares	117	117	16
Class B ordinary shares	21	21	3
Additional paid-in capital	4,582,790	4,705,734	648,950
Treasury stock	(58,919)	(65,271)	(9,001)
Accumulated deficits	(3,199,946)	(3,516,441)	(484,938)
Accumulated other comprehensive loss	(165,722)	(156,552)	(21,590)

Total shareholders’ equity	1,158,341	967,608	133,440

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,587,467	1,330,756	183,520

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	June 30, 2022	June 30, 2023	June 30, 2023

	RMB	RMB	US$
Net cash used in operating activities	(109,274)	(79,204)	(10,923)
Net cash generated from (used in) investing activities	30,729	(2,928)	(404)
Net cash used in financing activities	(69,559)	(1,003)	(138)
Effect of exchange rate on cash, cash equivalents and restricted cash	26,279	13,271	1,831
Net decrease in cash, cash equivalents and restricted cash	(121,825)	(69,864)	(9,634)
Cash, cash equivalents and restricted cash at the beginning of period	1,274,875	803,142	110,758
Cash, cash equivalents and restricted cash at the end of period	1,153,050	733,278	101,124

	For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2023

	RMB	RMB	US$
Net cash used in operating activities	(253,634)	(192,347)	(26,526)
Net cash generated from (used in) investing activities	17,718	(6,987)	(964)
Net cash used in financing activities	(73,493)	(1,035)	(143)
Effect of exchange rate on cash, cash equivalents and restricted cash	23,347	8,379	1,157
Net decrease in cash, cash equivalents and restricted cash	(286,062)	(191,990)	(26,476)
Cash, cash equivalents and restricted cash at the beginning of period	1,439,112	925,268	127,600
Cash, cash equivalents and restricted cash at the end of period	1,153,050	733,278	101,124

Burning Rock Biotech Limited

Reconciliations of GAAP and Non-GAAP Results

	For the three months ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023

		(RMB in thousands)
Gross profit:
Central laboratory channel	57,575	69,991	54,507	48,090	51,876
In-hospital channel	20,012	31,593	26,999	34,409	33,353
Pharma research and development channel	5,015	7,010	19,757	16,273	15,193
Total gross profit	82,602	108,594	101,263	98,772	100,422
Add: depreciation and amortization:
Central laboratory channel	2,545	3,138	3,609	2,567	2,645
In-hospital channel	1,428	2,479	2,449	2,582	2,637
Pharma research and development channel	4,327	2,805	3,065	3,974	3,665
Total depreciation and amortization included in cost of revenues	8,300	8,422	9,123	9,123	8,947
Non-GAAP gross profit:
Central laboratory channel	60,120	73,129	58,116	50,657	54,521
In-hospital channel	21,440	34,072	29,448	36,991	35,990
Pharma research and development channel	9,342	9,815	22,822	20,247	18,858
Total non-GAAP gross profit	90,902	117,016	110,386	107,895	109,369
Non-GAAP gross margin:
Central laboratory channel	76.5%	81.3%	80.8%	82.0%	82.3%
In-hospital channel	62.7%	68.6%	69.2%	71.7%	66.9%
Pharma research and development channel	51.7%	65.4%	82.3%	69.5%	72.0%
Total non-GAAP gross margin	69.5%	75.7%	77.6%	75.7%	74.8%